UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-52584

Birmingham Bloomfield Bancshares, Inc.

(Exact name of registrant as specified in its charter)

33583 Woodward Avenue, Birmingham, Michigan 48009

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock No Par Value

(Title of each class of securities covered by this Form)

Common Stock No Par Value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

*	Registrant is deregistering pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended by The Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012.

Approximate number of holders of record as of the certification or notice date:             445

Pursuant to the requirements of the Securities Exchange Act of 1934, Birmingham Bloomfield Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 26, 2012	By:	/s/ Robert E. Farr
Robert E. Farr,
Chief Executive Officer